[STATOIL ASA LETTERHEAD]

3 August 2010

By hand and Edgar

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Mr. Schwall,

We refer to our letter to you dated 2 August 2010.  Please note that there was a typographical error in the dollar figure appearing in the first line of our response to question three.  The figure “USD 900 billion” is incorrect and should be “USD 900 million”.

Very truly yours,

/s/ Kjersti Sørbø
Kjersti Sørbø

cc:   Mark Shannon
Norman von Holtzendorff
Mark Wojciechowski
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)